Meridian Fund, Inc.

100 Fillmore Street, Suite 325

Denver, CO 80206

June 29, 2015

VIA EDGAR

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Meridian Fund, Inc. (the “Registrant”)

Form N-1A Amendement No. 50

File Nos. 811-04014, 002-90949

Dear Mr. Williamson:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 50 (“PEA 50”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and Post-Effective Amendment No. 50 under the Investment Company Act of 1940 (the “1940 Act”), as amended.

PEA 50 amends the registration statement on Form N-1A previously filed on March 25, 2015, and is being filed primarily to include within the body of the prospectus and statement of additional information certain changes responsive to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on May 8, 2015 and follow up conversation with the Staff on June 25, 2015, as well as to include certain other data that was not available at the time of the initial filing and certain other non-material changes.

Set forth in the numbered paragraphs below are the Staff’s oral comments, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 50.

I. General

1. Staff Comment: The Registrant is advised to file a written response to the Staff’s comments via EDGAR filing. The Staff notes that some of their comments may be directed to certain pages of the Prospectus that refer to only one Fund; however, these comments may also apply to the disclosures for multiple funds. The Registrant should review the Registration Statement as a whole to determine other areas where such comments may apply. The Registrant is also advised to include the language required by the Tandy letter in its response to the Staff’s comments.

Registrant’s Response: Comment complied with.

Mr. Jay Williamson

June 29, 2015

II.	Prospectus

1.	Staff Comment: It appears that investors in Class A shares are eligible for sales charge discounts in certain circumstances. Please add the full disclosure language from Item 3 of Form N-1A regarding sales charge discounts to the Fees and Expenses table for each of the Meridian Equity Income Fund, Meridian Growth Fund, Meridian Contrarian Fund, and Meridian Small Cap Value Fund (collectively the “Funds”).

Registrant’s Response: No maximum deferred sales charge will be applied to Class A shares.

2.	Staff Comment: Please complete and fill in all blanks in the Fees and Expenses table for each of the Funds.

Registrant’s Response: This comment has been complied with. Please see Appendix A attached hereto.

3.	Staff Comment: Based on footnote 1 to the Funds’ Fees and Expenses tables, it appears that a 1.00% contingent deferred sales charge may apply to Class A shares under certain circumstances. Please revise the Fees and Expenses table to reflect the Maximum Deferred Sales Charge for Class A shares as 1.00%.

Registrant’s Response: See Registrant’s response to comment II.1 above.

4.	Staff Comment: Please clarify the disclosure in footnote 4 to the Fees and Expenses table to indicate that the expense limitation referred to is the one in effect at the time of the waiver.

Registrant’s Response: The following additional disclosure has been added to footnote 4 to the Funds’ Fees and Expenses table:

“For a period not to exceed three (3) years on which a waiver of reimbursement in excess of the expense limitation is made by the Investment Adviser, the Fund will carry forward, and may repay the Investment Adviser such amounts; provided that the Fund is able to effect such reimbursement and maintain the expense limitation in effect at the time of the waiver.”

5.	Staff Comment: In the “Portfolio Turnover” section of the summary for each of the Funds, please include the portfolio turnover rate for the most recent fiscal year, rather than the six month period ended December 31, 2014.

Registrant’s Response: This comment has been complied with.

6.	Staff Comment: Please provide the completed performance information for each of the Funds.

Mr. Jay Williamson

June 29, 2015

Registrant’s Response: This comment has been complied with. Please see Appendix B attached hereto.

7.	Staff Comment: Please expand the discussion of “Principal Investment Strategies” of the Meridian Contrarian Fund on page 13 of the Prospectus to address how the Fund’s investment strategy is “contrarian” rather than undervalued.

Registrant’s Response: We believe that the information provided in the Prospectus accurately describes the contrarian nature of the Fund’s investment strategy. PEA 50 applies only to Class A shares and Class C shares, and, therefore, an amendment to this discussion would require the Registrant to amend its Prospectus for all other classes of the Fund. Some classes of the Fund are no longer in waivers, thus additional amendments and filings may be costly to shareholders. In light of the Staff’s comment, however, the Registrant agrees to revise the Meridian Contrarian Fund’s “Principal Investment Strategies” discussion in its annual filing in October, 2015. The Registrant proposes including the following language regarding the Contrarian Fund’s principal investment strategy in its annual filing:

“Under normal circumstances, the Fund invests in the stocks of businesses that are out of consensus favor and likely to have recently underperformed their peers, or the market due to what the Investment Adviser deems to be temporary operational issues. The Fund then emphasizes stocks which the Investment Adviser believes are undervalued in relation to the business’s (or issuer’s) long-term earnings power or asset value, or the stock market in general.”

This language is subject to further review and revision by the Registrant.

8.	Staff Comment: On page 19 of the Prospectus, please revise the disclosure in the Meridian Small Cap Growth Fund’s discussion of “Principal Investment Strategies” that states the Fund invests in equity securities “(including but not limited to common stock, preferred stocks and securities convertible into comment and preferred stocks).” In place of this statement, please include a complete list the types of equity securities that are part of the principal investment strategy for the Fund.

Registrant’s Response: The first sentence of the Meridian Small Cap Growth Fund’s “Principal Investment Strategies” section of the Prospectus has been revised as follows:

“The Fund seeks long-term growth of capital by investing, under normal circumstances, at least 80% of its net assets, including the amount of any borrowings for investment purposes, in equity securities (including common stocks, preferred stocks and securities convertible into common and preferred stocks) of U.S. small capitalization companies.”

9.	Staff Comment: On page 19 of the Prospectus, please revise the Meridian Small Cap Growth Fund “Investment Strategies” section to reflect that the Fund invests 80% of its

Mr. Jay Williamson

June 29, 2015

net assets plus borrowings in U.S. equity securities, in order to make this presentation consistent with the rest of the disclosures in the Prospectus.

Registrant’s Response: The Meridian Small Cap Growth Fund’s “Investment Strategies” section of the Prospectus has been revised to be consistent with other disclosures in the Prospectus. The disclosure that has been added to page 19 of the Prospectus is the same as the language provided in Registrant’s response to comment II.8 above.

10.	Staff Comment: In the “Options Risk” disclosure on page 31 of the Prospectus, it is unclear which Funds use options and how options are used as part of the Principal Investment Strategy. Please revise the disclosure to provide clarification and also confirm that the disclosure is consistent with the letter issued by Barry Miller, Associate Director, Office of Legal and Disclosure dated July 30, 2010 regarding derivatives-related disclosure by investment companies (the “Barry Miller Letter”).

Registrant’s Response: We believe that the “Options Risk” disclosure in the Prospectus is generally consistent with the Staff positions regarding derivatives-related disclosure and the particular uses of options by the Funds. As stated in Registrant’s response to comment II.7 above, a revision to this section of the Prospectus could be costly to certain shareholders. Therefore, the Registrant agrees to review, and if appropriate, further enhance this disclosure in its annual filing in October, 2015.

11.	Staff Comment: On page 33 of the Prospectus, please revise the “Management and Other Expenses” section so that the description for each Fund is in a separate paragraph.

Registrant’s Response: This comment has been complied with.

12.	Staff Comment: We note that the disclosure on page 37 of the Prospectus states that shares of the Funds are redeemable on any business day on which the Funds’ NAV is calculated. In order to make this disclosure more informative to shareholders, please revise the disclosure to state that shares are redeemable on any day the NYSE Market is open, in accordance with Rule 22c-1(b) of the 1940 Act.

Registrant’s Response: This comment has been complied with.

13.	Staff Comment: On page 41 on the Prospectus, we note that you list the certain cases when a shareholder “may” be exempt from a contingent deferred sales charge. Please revise this disclosure to state that under the listed circumstances a shareholder “will” be exempt from a contingent deferred sales charge.

Registrant’s Response: This comment has been complied with.

Mr. Jay Williamson

June 29, 2015

III.	Statement of Additional Information

1.	Staff Comment: Please revise the table on page 17 of the SAI to reflect the directors’ “Total Compensation from Meridian Small Cap Growth Fund” rather than the estimated compensation.

Registrant’s Response: This comment has been complied with.

2.	Staff Comment: We note from the “Principal Holder and Control Person Ownership” table that there are certain principals that hold a significant percentage of Fund shares. Please include a disclosure regarding the Funds having limited investors and the risks associated with potential redemptions, liquidity, and expenses. You may also include a disclosure that certain institutional accounts have many shareholders.

Registrant’s Response: The following has been added as a Non-Principal Risk Factor to the Funds’ SAI regarding the risks related to certain investors holding a relatively large percentage of Fund shares:

“Limited Investor Risk — To the extent a large proportion of the shares of the Funds are held by a small number of shareholders (or a single shareholder), the Funds are subject to the risk that these shareholders will purchase or redeem Fund shares in large amounts rapidly or unexpectedly. These transactions could adversely affect the ability of the Funds to conduct their investment objectives. Institutional accounts hold the shares of many shareholders and may not pose the same risk as those accounts that hold Fund shares for an individual shareholder.”

3.	Staff Comment: In the “Omnibus Account Services Fees” section on page 29 of the SAI, we note that you state the Funds “may” reimburse certain financial intermediaries for costs associated with providing omnibus account services. Please revise this disclosure to indicate whether the Funds actually do pay reimbursements, and, if so, disclaim the amount paid if it is material.

Registrant’s Response: This comment has been complied with. The Adviser has confirmed that any reimbursements paid are immaterial. The first sentence of the “Omnibus Account Services Fees” section of the SAI has been revised as follows:

“The Funds will reimburse certain financial intermediaries, including Destra, for their costs associated with providing certain omnibus account services, including record keeping, sub-accounting of shareholder accounts and order processing pursuant to omnibus account services arrangements (“Omnibus Account Services Fees”).”

Mr. Jay Williamson

June 29, 2015

* * * *

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The SEC Staff is kindly requested to address any comments on this filing to Mr. Peter H. Schwartz, Esq. of Davis Graham & Stubbs LLP, counsel to the Registrant, at 303.892.7381.

Sincerely,
/s/ David Corkins
David Corkins
President

Enclosure

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

APPENDIX A

Fees and Expenses Tables

MERIDIAN EQUITY INCOME FUND

Shareholder Fees (fees paid directly from your investment)
	Class A Shares	Class C Shares
Maximum Sales Charge (Load) on Purchases	5.75%	NONE
Maximum Deferred Sales Charge (Load)	NONE	1.00%
Redemption Fee (as a percentage of amount redeemed, if you sell or exchange your shares within 60 days of purchase)	2.00%	NONE
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.97%	0.97%
Distribution (Rule 12b-1) Fees	0.25%	1.00%
Other Expenses	4.19%	2.17%
Shareholder Servicing Fee[1]	0.05%	0.05%
Other	4.14%	2.12%
Total Annual Fund Operating Expenses	5.41%	4.14%
Fee Waivers and/or Expense Reimbursements	(3.81)%	(2.14)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	1.60%[3]	2.00%[3]

[1]	The fund may pay up to 0.05% for the provision of shareholder services for Class A and Class C shares. This limitation may not be amended or withdrawn until one year after the date of this prospectus.
[2]

The Investment Adviser has agreed to waive a portion of the investment advisory and/or administration fees and/or reimburse other expenses of the Meridian Equity Income Fund so that the ratio of expenses to average net assets of the Meridian Equity Income Fund does not exceed 1.60% for Class A and 2.00% for Class C. These expense limitations may not be amended or withdrawn until October 30, 2016.

[3]

For a period not to exceed three (3) years on which a waiver of reimbursement in excess of the expense limitation is made by the Investment Adviser, the Fund will carry forward, and may repay the Investment Adviser such amounts; provided that the Fund is able to effect such reimbursement and maintain the expense limitation in effect at the time of the waiver.

MERIDIAN GROWTH FUND

Shareholder Fees (fees paid directly from your investment)
	Class A Shares	Class C Shares
Maximum Sales Charge (Load) on Purchases	5.75%	NONE
Maximum Deferred Sales Charge (Load)	NONE	1.00%
Redemption Fee (as a percentage of amount redeemed, if you sell or exchange your shares within 60 days of purchase)	2.00%	NONE
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.76%	0.76%
Distribution (Rule 12b-1) Fees	0.25%	1.00%
Other Expenses	0.46%	1.73%
Shareholder Servicing Fee[1]	0.05%	0.05%
Other	0.41%	1.68%
Total Annual Fund Operating Expenses	1.47%	3.49%
Fee Waivers and/or Expense Reimbursements and Recoupment	0.08%	(1.24)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement and Recoupment[2]	1.55%[3]	2.25%[3]

[1]	The fund may pay up to 0.05% for the provision of shareholder services for Class A and Class C shares. This limitation may not be amended or withdrawn until one year after the date of this prospectus.
[2]

The Investment Adviser has agreed to waive a portion of the investment advisory and/or administration fees and/or reimburse other expenses of the Meridian Growth Fund so that the ratio of expenses to average net assets of the Meridian Growth Fund does not exceed 1.55% for Class A and 2.25% for Class C. These expense limitations may not be amended or withdrawn until October 30, 2016.

[3]

For a period not to exceed three (3) years on which a waiver of reimbursement in excess of the expense limitation is made by the Investment Adviser, the Fund will carry forward, and may repay the Investment Adviser such amounts; provided that the Fund is able to effect such reimbursement and maintain the expense limitation in effect at the time of the waiver.

MERIDIAN CONTRARIAN FUND

Shareholder Fees (fees paid directly from your investment)
	Class A Shares	Class C Shares
Maximum Sales Charge (Load) on Purchases	5.75%	1.00%
Maximum Deferred Sales Charge (Load)	NONE	NONE
Redemption Fee (as a percentage of amount redeemed, if you sell or exchange your shares within 60 days of purchase)	2.00%	NONE
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%
Distribution (Rule 12b-1) Fees	0.25%	1.00%
Other Expenses	2.63%	1.76%
Shareholder Servicing Fee[1]	0.05%	0.05%
Other	2.58%	1.71%
Total Annual Fund Operating Expenses	3.88%	3.76%
Fee Waivers and/or Expense Reimbursements	(2.28)%	(1.56)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	1.60%[3]	2.20%[3]

[1]	The Fund may pay up to 0.05% for the provision of shareholder services for Class A and Class C shares. This limitation may not be amended or withdrawn until one year after the date of this prospectus.
2.

The Investment Adviser has agreed to waive a portion of the investment advisory and/or administration fees and/or reimburse other expenses of the Meridian Contrarian Fund so that the ratio of expenses to average net assets of the Meridian Contrarian Fund does not exceed 1.60% for Class A and 2.20% for Class C. These expense limitations may not be amended or withdrawn until October 30, 2016.

[3]

For a period not to exceed three (3) years on which a waiver of reimbursement in excess of the expense limitation is made by the Investment Adviser, the Fund will carry forward, and may repay the Investment Adviser such amounts; provided that the Fund is able to effect such reimbursement and maintain the expense limitation in effect at the time of the waiver.

MERIDIAN SMALL CAP GROWTH FUND

Shareholder Fees (fees paid directly from your investment)
	Class A Shares	Class C Shares
Maximum Sales Charge (Load) on Purchases	5.75%	NONE
Maximum Deferred Sales Charge (Load)	NONE	1.00%
Redemption Fee (as a percentage of amount redeemed, if you sell or exchange your shares within 60 days of purchase)	2.00%	NONE
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%
Distribution (Rule 12b-1) Fees	0.25%	1.00%
Acquired Fund Fees and Expenses	0.06%	0.06%
Other Expenses	0.33%	1.74%
Shareholder Servicing Fee[1]	0.05%	0.05%
Other	0.28%	1.69%
Total Annual Fund Operating Expenses	1.64%	3.80%
Fee Waivers and/or Expense Reimbursements	N.A.	(1.49)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	1.64%[3]	2.31%[3]

[1]	The Fund may pay up to 0.05% for the provision of shareholder services for Class A and Class C shares. This limitation may not be amended or withdrawn until one year after the date of this prospectus.
[2]

The Investment Adviser has agreed to waive a portion of the investment advisory and/or administration fees and/or reimburse other expenses of the Meridian Small Cap Growth Fund so that the ratio of expenses to average net assets of the Meridian Small Cap Growth Fund does not exceed 1.60% for Class A and 2.25% for Class C. These expense limitations may not be amended or withdrawn until October 30, 2016.

[3]

For a period not to exceed three (3) years on which a waiver of reimbursement in excess of the expense limitation is made by the Investment Adviser, the Fund will carry forward, and may repay the Investment Adviser such amounts; provided that the Fund is able to effect such reimbursement and maintain the expense limitation in effect at the time of the waiver.

APPENDIX B

Performance Information

MERIDIAN EQUITY INCOME FUND

Year-by-Year Total Returns as of 12/31

During the period covered by this bar chart, the Fund’s Class A shares highest quarterly return was 2.89% (for the quarter ended June 30, 2014); and the lowest quarterly return was -0.55% (for the quarter ended September 30, 2014). For the period January 1, 2014 through December 31, 2014, the total return of the Fund’s Class A shares was 5.13%.

Average Annual Total Returns

(For the periods ended December 31, 2014)

MERIDIAN EQUITY INCOME FUND

Class A Shares (11/15/2013)	1 Year	Life of Class
Return Before Taxes	(0.91)%	1.05%
Return After Taxes on Distributions	(5.48)%	(3.40)%
Return After Taxes on Distributions and Sale of Fund Shares[1]	2.73%	0.60%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	13.66%	15.09%

[1]

The Fund’s returns after taxes on distributions and sale of Fund shares may be higher than its returns after taxes on distributions because it includes the effect of a tax benefit an investor may receive resulting from the capital losses that would have been incurred on the sale of the shares.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

MERIDIAN GROWTH FUND

Year-by-Year Total Returns as of 12/31

During the period covered by this bar chart, the Fund’s Class A shares highest quarterly return was 9.99% (for the quarter ended December 31, 2014); and the lowest quarterly return was –2.49% (for the quarter ended September 30, 2014). For the period January 1, 2014 through December 31, 2014, the total return of the Fund’s Class A shares was 8.69%.

Average Annual Total Returns

(For the periods ended December 31, 2014)

MERIDIAN GROWTH FUND

Class A Shares (11/15/13)	1 Year	Life of Class
Return Before Taxes	2.44%	6.09%
Return After Taxes on Distributions	(0.95)%	2.96%
Return After Taxes on Distributions and Sale of Fund Shares[1]	2.73%	3.91%
Russell 2500® Growth Index (reflects no deductions for fees, expenses or taxes)	7.05%	9.75%
Russell 2000® Index (reflects no deductions for fees, expenses or taxes)	4.89%	8.46%

[1]

The Fund’s returns after taxes on distributions and sale of Fund shares may be higher than its returns after taxes on distributions because it includes the effect of a tax benefit an investor may receive resulting from the capital losses that would have been incurred on the sale of the shares.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts

MERIDIAN CONTRARIAN FUND

Year-by-Year Total Returns as of 12/31

During the period covered by this bar chart, the Fund’s Class A shares highest quarterly return was 7.29% (for the quarter ended December 31, 2014); and the lowest quarterly return was –4.65% (for the quarter ended September 30, 2014). For the period January 1, 2014 through December 31, 2014, the total return of the Fund’s Class A shares was 5.68%.

Average Annual Total Returns

(For the periods ended December 31, 2014)

MERIDIAN CONTRARIAN FUND

Class A Shares (11/15/13)	1 Year	Life of Class
Return Before Taxes	(0.39)%	2.74%
Return After Taxes on Distributions	(4.36)%	(0.98)%
Return After Taxes on Distributions and Sale of Fund Shares[1]	2.96%	2.04%
Russell 2500® Growth Index (reflects no deductions for fees, expenses or taxes)	7.05%	9.75%
Russell 2000® Index (reflects no deductions for fees, expenses or taxes)	4.89%	8.46%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

MERIDIAN SMALL CAP GROWTH FUND

Year-by-Year Total Returns as of 12/31

During the period covered by this bar chart, the Fund’s Class A shares highest quarterly return was 12.88% (for the quarter ended December 31, 2014); and the lowest quarterly return was –4.56% (for the quarter ended September 30, 2014). For the period January 1, 2014 through December 31, 2014, the total return of the Fund’s Class A shares was 19.90%.

Average Annual Total Returns

(For the periods ended December 31, 2014)

MERIDIAN SMALL CAP GROWTH FUND

Class A Shares (12/16/13)	1 Year	Life of Class
Return Before Taxes	12.98%	17.32%
Return After Taxes on Distributions	11.77%	16.11%
Return After Taxes on Distributions and Sale of Fund Shares[1]	7.33%	12.64%
Russell 2500® Growth Index (reflects no deductions for fees, expenses or taxes)	7.05%	11.01%
Russell 2000® Index (reflects no deductions for fees, expenses or taxes)	4.89%	8.72%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.